UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 000-17988

CUSIP NUMBER: 640491-10-6

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

☐ Form N-CEN ☐ Form N-CSR

For Period Ended: November 30, 2024

☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Neogen Corporation

Full Name of Registrant

Former Name if Applicable

620 Lesher Place

Address of Principal Executive Office (Street and Number)

Lansing, Michigan 48912

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

See Annex A attached hereto, incorporated herein by reference.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David H. Naemura	517	372-9200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto, incorporated herein by reference.

Neogen Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 10, 2025	By:	/s/ David H. Naemura
Name: David H. Naemura Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Annex A to Form 12b-25

Unless the context otherwise indicates, all references in this Form 12b-25 to “Neogen,” “the Company,” “we,” “us,” and “our” refer to Neogen Corporation and, where appropriate, its consolidated subsidiaries. Also see “Cautionary Statement Regarding Forward-Looking Statements” below.

PART III – NARRATIVE

The Company is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter period ended November 30, 2024 (“Q2 FY25”), on or prior to its original due date, January 10, 2025, for the reasons set forth below.

Based on its interim goodwill impairment analysis, the Company determined that the carrying value of its Food Safety reporting unit exceeded its fair value as of September 1, 2024 and, as a result, currently expects to record an impairment charge of $461.4 million in Q2 FY25. The Company requires additional time to complete its analysis relating to the interim goodwill impairment and update its financial statements and disclosures accordingly.

The Company expects and intends that this process will be completed in time for the Company to file the Form 10-Q no later than the fifth calendar day following the prescribed due date. It is possible the review and finalization of this analysis could result in a change to the expected impairment charge of $461.4 million, although that is not currently expected by the Company. The Company expects the Form 10-Q will report a net loss of $456.3 million for the quarter ended November 30, 2024, compared to a net loss of $3.5 million for the quarter ended November 30, 2023. The goodwill impairment charge being taken in the second quarter of fiscal 2025 is the primary driver of the significant change in net loss as compared to the year-ago period.

As the Company's efforts to finalize its condensed consolidated financial statements are ongoing, such anticipated results are subject to change.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 12b-25, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This specifically includes the Company’s expectation of the goodwill impairment charge to be taken in Q2 FY25 and the actual net loss the Company will report for Q2 FY25.

These forward-looking statements are based on Neogen’s current expectations and are subject to risks and uncertainties, which could cause actual results to differ from those stated or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those indicated or anticipated by such forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ from such forward-looking statements include, among others, the finalization of our interim goodwill impairment analysis, the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of SEC, the occurrence of subsequent events, and other risk factors detailed from time to time in Neogen’s reports filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Form 12b-25. Neogen expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.